Exhibit 99.2
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
Nigeria: Total receives First Shipment from NLNG Train 4
Paris, January 23, 2006 — Total announces that its first cargo of Liquefied Natural Gas (LNG) from Nigeria LNG (NLNG) train 4 left Bonny Island today bound for Spain, as part of the 1.15 million metric tonnes per annum (MTPA) sales and purchase agreement signed between Total Gas & Power Ltd. and NLNG to off take LNG from trains 4, 5 and 6.
NLNG’s Train 4 started production in fourth quarter 2005 and Train 5 is currently being prepared to start in February. These two trains will increase NLNG’s production capacity by 8 MTPA to over 17 MTPA. Train 6, currently under construction, will further increase the plant capacity by 4 MTPA.
Total holds a 15% stake in NLNG, a Nigerian Joint Venture company whose other shareholders are the Nigerian National Petroleum Corporation (49%), Shell (25.6%) and ENI (10.4%).
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com